SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


                         ---------------


                           SCHEDULE TO

                  ISSUER TENDER OFFER STATEMENT
            UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.   )



                       CCA INDUSTRIES, INC.
                         (NAME OF ISSUER)



                       CCA INDUSTRIES, INC.
               (NAME OF PERSON(S) FILING STATEMENT)


             Common Stock, Par Value $0.01 per share
                  (Title of Class of Securities)

                            124867102
              (CUSIP Number of Class of Securities)





                          Ira W. Berman
     Executive Vice President, General Counsel and Secretary
                       CCA Industries, Inc.
                     200 Murray Hill Parkway
                    East Rutherford, NJ 07030
                          (201) 330-1400
     (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)

                            Copies to:
                     Michael I. Stolzar, Esq.
                  Zissu Gumbinger & Stolzar LLP
                         950 Third Avenue
                     New York, New York 10022
                          (212) 371-3900

                    CALCULATION OF FILING FEE

Transaction Valuation $            Amount of Filing Fees: $



(a) Calculated as the aggregate maximum purchase price to be paid for 2,500,000 shares in the offer based on its market value in accordance with Section (a)(4) of Regulation 240.0-11(a), i.e. its last sales price reported for May ___, 2000.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.


[   ]  Check box if any part of the fee is offset as provided by
Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
[   ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

Company Contact:
Ira W. Berman
Chairman
800-524-2720

                                            FOR IMMEDIATE RELEASE


CCA INDUSTRIES, INC. TO OFFER STOCK CONVERSION


East Rutherford, NJ, May 22, 2000-CCA Industries, Inc. (NASDAQ:CCAM) announced today that it is preparing to file an issuer tender offer, offering to purchase up to 2,500,000 shares of its Common Stock (of its approximately 6,321,000 outstanding shares of Common Stock) for a $2.00 subordinated debenture per share, maturing in five years, with interest at 6% per annum payable semi-annually.

"Due to our concern that the market value of our shares are continuing to be deflated, we are offering our shareholders the right to convert up to 2,500,000 of the shares of their Common Stock into the subordinated debenture. It is expected that the offer will expire July 31, 2000," stated David Edell, President of CCA Industries, Inc.

The offer is expected to be forwarded to all shareholders on or about June 5, 2000.

CCA shareholders should read the offer when available because it will contain important information that shareholders should consider before deciding whether to tender their shares. When the tender offer is commenced, shareholders will be able to obtain a tender offer statement on Schedule TO (including the offer and other filed documents including an Indenture) for free at the SEC's web site (www.sec.gov). At or about the same time, the Company will mail copies of the offer to all Common Stock shareholders.

CCA Industries, Inc., a manufacturer of health and beauty aids products, markets approximately 175 products under individual brand names. The products include "Plus+White" toothpaste and whiteners, "Sudden Change" skin care products, "Nutra Nail" nail treatments, "Permathene" diet aids, "Hair Off" mittens and depilatories, "Bikini Zone" medicated creme and gel for the bikini area, hair care products, and "Solar Sense", a line of sun care products.


Statements contained in the news release that are not historical facts are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties, which would cause a change in market conditions affecting the Company or the market value of its Common Stock.